Filed by Kmart Holding Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Kmart Holding Corporation (Commission File No. 000-50278), and Sears, Roebuck and Co. (Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations, which may be higher or lower than anticipated; the possibility that we will identify new business and strategic options for one or more of its business segments, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting our ability to find qualified vendors and access products in an efficient manner; our ability to successfully implement its initiatives to improve our inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in our pension plan; changes in interest rates; volatility in financial markets; changes in our debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty. In addition, we typically earn a disproportionate share of our operating income in the fourth quarter due to seasonal buying patterns, which are difficult to forecast with certainty. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on April 30, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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To:	All Kmart Associates
From:	Aylwin Lewis, President of Sears Holdings and CEO of Sears Retail
Date:	November 17, 2004

This morning we announced that Kmart Holding Corporation will acquire Sears, Roebuck and Co. to create the third largest retail company in the country, to be named Sears Holding Corporation.

This is a significant milestone in our history as we even further strengthen the Kmart franchise. By merging the two companies together we will be a stronger retail player, strong enough to compete against anyone in the category.

Through our combined assets we will now have:

•	The scale and points of distribution to match our rivals

•	Significant financial resources to invest in growth

•	The ability to create tremendous opportunities for our people

•	Most importantly, a significant selection of brands for our customers

This is truly a 1 + 1 = 3 equation, the combination of these two great companies together is far greater than they would have ever been alone.

We will have the ability to decide the best way to structure the organization in the future. From a management perspective, you have my commitment that we will continue to be transparent about our actions and communicate facts with consistency and deliberate speed.

In my short time with Kmart, I have been extremely impressed by the dedication and adaptability of all our associates. You have all weathered a difficult period, but you have emerged a successful, stronger and ever more determined organization. An even brighter future now lies ahead.

Today’s announcement should not cause us to waiver from the momentum we have created. While this is an important day in our history, we must remain focused on executing our immediate plans for the reminder of the year.

•	Ensure that we meet and exceed our 2004 holiday forecast

•	Quickly complete our 2005 plan with all the associated tactics

•	Complete the 120 day transition plan I outlined earlier in the month

Additional details will follow in the coming days, but I want you to understand that today is about the future of the organization, a future where we are firmly positioned to compete against anyone in the retailing category, bar none.